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            February 17, 2022

       Steve Metzger
       General Counsel and Secretary
       Carriage Services, Inc.
       3040 Post Oak Boulevard, Suite 300
       Houston, Texas 77056

                                                        Re: Carriage Services,
Inc.
                                                            Form 10-K filed
March 2, 2021
                                                            File No. 001-11961

       Dear Mr. Metzger:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




            Sincerely,


            Division of Corporation Finance

            Office of Trade & Services